June 23, 2011

VIA U.S. MAIL AND FACSIMILE

Darin D. Smith
General Counsel
Transamerica Capital Management
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001

Re: Transamerica Financial Life Insurance Company
        Separate Account VA QQ
        Initial Registration Statement on Form N-4
        File Nos. 333-173975; 811-22556

Dear Mr. Smith:

The staff has reviewed the above-referenced registration statement, which the Commission received on May 6, 2011. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

2. Cover Page

The disclosure notes that the policies and the separate account investment choices are not bank deposits, are not federally insured, etc. Please also note that the fixed account is not a bank deposit, is not federally insured, etc.

3. Summary

Expenses (p. 7): Please remove the following language, here and on page 26, from the prospectus as it is not appropriate for an initial registration statement.

Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued after the date of this prospectus.

4. Annuity Policy Fee Table and Expense Examples

a. Please include in the narrative preceding the contract owner transaction table that state premium taxes may also be deducted.

b. *Expense Examples* (p. 12): The narrative introducing the Expense Examples states that the example assumes that the investor has purchased the Retirement Income Choice Rider 1.5 – Joint Life. Please clarify whether there is a different charge for the single life option and the joint life option under the Retirement Income Choice Rider 1.5, and make the corresponding disclosures where appropriate (*e.g*., the fee table, Section 5. Expenses and Section 10. Additional Features). In addition, in the narrative introducing the Expense Examples, please clarify which allocation group is assumed for the purposes of the example.

c. *Notes to Fee Table and Expense Examples* (p. 12): Please move the first note to the narrative preceding the first fee table. *See* instr. 2 of item 3(a) of Form N-4.

c. *Notes to Fee Table and Expense Examples* (p. 13): Please remove the "Maximum Surrender Charge" note as it is not applicable to this product.

d. *Notes to Fee Table and Expense Examples* (p. 14): In the note to the Total Portfolio Annual Operating Expenses, please delete the statement "and the Company has not and cannot independently verify the accuracy or completeness of such information."

5. The Annuity Policy

a. With respect to the disclosure that begins "Do not purchase this policy if you plan to use it, or any of its riders, for resale, speculation, arbitrage, viatication, or any other type of collective investment scheme"

   i. Please explain supplementally what effect, if any, the representation and warranty might have on the contract if the contract owner purchases the contract for one of the reasons described in this paragraph.

   ii. Please provide any precedent that might exist for including such language in a registration statement.

   iii. Please reconcile this paragraph with the disclosure in the prospectus that states that assignments under the contract are permissible.

   iv. Please explain supplementally how this language is consistent with state insurance law, which, in some jurisdictions, permits the assignment of annuities and insurance policies.

6. Purchase

a. *Policy Issue Requirements* (p. 15): Please include a cross-reference to the full discussion of the meaning of the term "in good order" in Section 11. Other Information (p. 53) so that investors may more clearly understand the requirements applicable to policy issuance. This cross-reference should also be included in other sections of the prospectus using this term (e.g., for payments and transfer requests in Section 6. Access to Your Money at p. 31, and for due proof of death in Section 8. Death Benefit at pp. 34 and 35).

b. *Initial Premium Requirements* (p. 16): Please clarify supplementally the apparent conflict between the use of the term "policy date" in the first paragraph ("your premium must be received within 90 days of the policy date….") and in the second paragraph ("[t]he date on which we credit your initial premium payment to your policy is generally the policy date").

7. Investment Choices

a. *Investment Choices* (pp. 17-18): Please disclose the type or objective of each investment option as per item 5(c)(ii) of Form N-4.

b. *Addition, Deletion, or Substitution of Investments* (pp. 19-20): The prospectus states that if the company closes a subaccount to new investments and transfers, and a portfolio of money market instruments is not available, "the Company will reinvest the amounts in another subaccount, or in the fixed account, if appropriate." Please state the legal basis for the company's ability to select an alternate investment option.

c. *Static Allocation Models* (pp. 20-21): Please clarify that these models are the "designated allocation models" referred to in connection with the discussion of the Retirement Income Choice 1.5 rider in Section 10. Additional Features. In addition, please include a cross-reference in the Retirement Income Choice 1.5 section to the disclosure found here.

d. *Static Allocation Models* (pp. 20-21): If one of these models is removed, please clarify whether monthly rebalancing will occur for those existing policy owners that are using the model.

e. *Market Timing and Disruptive Trading* (pp. 22-25): On pages 24-25, the prospectus states, "[i]n addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio." Please explain supplementally under what circumstances this might occur.

8. Expenses

On page 26, please disclose the range of current state premium taxes as per instruction 1 to item 6(a) of Form N-4.

9. Access to Your Money

Signature Guarantee (pp. 31-32): Please remove the last sentence of this section as it is not accurate.

10. Annuity Payments (The Income Phase)

a. *Annuity Payment Options* (pp. 32-33): Please bold the sentence which notes that variable annuity payments would be less if actual investment performance is less than the assumed investment performance.

b. *Annuity Payment Options* (pp. 32-33): Please provide additional context regarding the level of annuity benefits under each of the annuity payment options. For example, disclosure discussing the level of annuity benefits under a fixed option versus a variable option or annuity benefits for a specified period versus no period certain would aid an investor when making a selection.

c. *Life Income* (p. 33): When describing the Guaranteed Return of Policy Proceeds, please provide a more detailed description of the annuitized amount" in order to aid investors' understanding of the benefit of this selection.

11. Death Benefits

a. *Death Benefit* (p. 34): Please clarify how the death benefit will be paid in the event the beneficiary fails to elect a payment option.

b. *Death Benefit* (p. 34): The disclosure notes that there are distribution requirements that apply to the death benefit and then cross-references to the SAI. Please summarize those distribution requirements in the prospectus.

c. *Amount of Death Benefit* (p. 35): Please bold the entire sentence which begins, "Please note, the death benefit terminates upon annuitization."

d. *Amount of Death Benefit* (p. 35): The prospectus notes that the death benefit may be paid as a lump sum or as annuity payments. If a beneficiary selects annuity payments, please clarify whether the amount applied to the annuity payments will be subject to separate account charges such as an M&E expense.

e. *Amount of Death Benefit* (p. 35): Please remove the following language from the prospectus as it is not appropriate for an initial registration statement.

> NOTE: The following generally applies to policies issued after the date of this prospectus.

f. *Adjusted Partial Surrender* (p. 36): Please include a discussion of the calculation of the adjusted partial surrender. Please also bold the sentence which begins "Under certain circumstances."

12. Additional Features

a. *Systematic Payout Option* (pp. 42-43): The prospectus states that the amount to be received is the greater of 10% of net premiums and "any gains in the policy." The prospectus is unclear as to over what period of time these gains are measured, *e.g.*, all gains in the policy to date or gains in the prior policy year. It is also unclear whether the payout is recalculated each year and, if so, how. Separately, it is unclear whether the adjustments to premiums for prior withdrawals is for any withdrawal or for those withdrawals of premiums. Please revise this section to address these ambiguities.

b. *Systematic Payout Option* (pp. 42-43): The prospectus states that the Systematic Payout Option may be different for the first year if the contractowner selects certain features and gives living benefit riders as an example. Please specifically identify those certain features of the contract that may cause the Systematic Payout Option to differ in the first year. Please also clarify exactly how the Systematic Payout Option will differ.

c. *Nursing Care and Terminal Condition Withdrawal Option* (p. 43): Please begin this section with a brief description of the benefits which this option confers. For example, the nature of the benefit (*i.e.*, partial or whole surrender) is not clear from the prospectus, nor is it clear whether the benefit is available to the owner of the policy if the owner is (a) a natural person and (b) not the annuitant. In addition, please describe any other conditions applicable to this option, such as minimum surrender amount, if any.

d. *Dollar Cost Averaging* (pp. 43-44): The prospectus notes that the policy offers two dollar cost averaging options, the Traditional and the Special. In the two paragraphs following the identification of these programs, the disclosure notes certain features that are unique to each program. Please move the disclosure in those two paragraphs to the description of the corresponding dollar cost averaging option. For example, the disclosure notes that the minimum required amount to start a 6-month program is $3,000. Please include that in the description of the Special dollar cost averaging program. Also, the disclosure notes the minimum and maximum number of transfers that are available. Please move that disclosure into the description of the Traditional dollar cost averaging program. Lastly, note generally the source accounts available under each program.

e. *Dollar Cost Averaging* (p. 44): Please disclose the "necessary information" required to begin a dollar cost averaging program. Also, please include a cross-reference to the explanation of the term "in good order" set forth in Section 11. Other Information.

f. *Dollar Cost Averaging* (p. 44): Please clarify the "minimum required amount" to begin a Traditional dollar cost averaging program.

g. *Dollar Cost Averaging* (p. 44): Please disclose in this section that dollar cost averaging is not available if the Retirement Income Choice 1.5 Rider is selected. Please also disclose the result if a contractowner selects a dollar cost averaging program, and then subsequently while the dollar cost averaging program is still in effect, selects the Retirement Income Choice 1.5 Rider.

h. *Dollar Cost Averaging* (p. 44): Under the section "Note Carefully", in the third "If-Then" portion of disclosure, please add the bracketed phrase (or some approximation thereof): "we will, absent new instructions to the contrary, allocate the additional premium [among the selected subaccounts] as identified in the previous Dollar Cost Averaging program."

i. *Retirement Income Choice 1.5 Rider* (p. 45): Please specifically state whether the rider may be purchased at the policy effective date, or at any time thereafter during the accumulation phase.

j. *Retirement Income Choice 1.5 Rider – Rider Withdrawal Amount* (p. 47): Please bold the following sentence: "Excess withdrawals may cause you to lose the benefit of the rider."

k. *Retirement Income Choice 1.5 Rider – Withdrawal Base* (p. 47): The prospectus notes that the withdrawal base on the rider date is the policy value less any premium enhancement. Please confirm supplementally that this contract does not offer a premium enhancement, and delete any references to premium enhancements found in the prospectus.

l. *Retirement Income Choice 1.5 Rider – Automatic Step-Up* (p. 48): The disclosure states that the withdrawal percentage will increase if the contractowner has crossed into another age band prior to the step up. Please specifically note that this increase is part of the automatic step up, and if no automatic step up has occurred then there will be no withdrawal percentage increase.

m. *Retirement Income Choice 1.5 Rider – Automatic Step Up Opt Out* (p. 48): Please highlight the last sentence of this section.

n. *Retirement Income Choice 1.5 Rider – Designated Allocation Models* (p. 49): This section notes that the contractowner must designate 100 of policy value to *one or more* designated allocation models. Please confirm supplementally that a contractowner may simultaneously invest in more than one designated allocation model.

o. *Retirement Income Choice 1.5 Rider – Designated Allocation Models* (p. 49): If contractowners may allocate policy value to more than one designated allocation model simultaneously, please explain how the fees are apportioned if your assets are invested in more than one allocation model.

p. *Retirement Income Choice 1.5 Rider – Designated Allocation Models* (p. 49): Please explain supplementally whether an allocation model can be eliminated which would force a contractowner into a new model that bears greater fees.

q. *Retirement Income Choice 1.5 Rider – Fees* (pp. 49-50): Please revise the discussion of the fee calculation to take into account a contractowner simultaneously investing in more than one designated allocation model, if possible. Please also revise the discussion of the Base Rider Fee Adjustment for Transfers to reflect partial transfers amongst designated allocation models, if possible.

r. *Retirement Income Choice 1.5 Rider – Example 2* (p. 51): Please revise the table to reflect a fee for Model C which is more consistent with what is shown in the fee table.

s. *Retirement Income Choice 1.5 Rider – Issue Requirements* (pp. 51-52): In order to not confuse investors, please do not use double negatives when describing the Retirement Income Choice 1.5 Rider Requirements.

13. Other Information

Financial Condition of the Company (p. 55): The prospectus in this section uses the capitalized term "Contract" although there appears to be no definition of this term in the prospectus. Please define this term, either in this section or earlier in the prospectus.

14. Appendix – Death Benefit

a. *Example 2* (p. 61): Please confirm supplementally that the second footnote (beginning "The guaranteed minimum death benefit") does not apply to this example, and delete it from the prospectus.

b. *Hypothetical Example* (p. 62): Please explain supplementally why the example shows values for a Fund rather than policy value.

    c. *Hypothetical Example* (p. 62): In order to aid an investor's understanding of the connection between the Net Rate of Return for Fund and the Annual Step-Up, please add a column to the table which shows the end of year policy value. Please also confirm supplementally the accuracy of the calculations being made in the table.

15. Appendix – Hypothetical Example of the Withdrawal Base Calculation – Retirement Income Choice 1.5 Rider

Please revise the sixth column of the table replacing "Growth Amount" with "Withdrawal Base plus Annual Growth credit."

16. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- · the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Craig Ruckman
Office of Insurance Products